

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 10, 2018

Gregory Daily
Chief Executive Officer
i3 Verticals, Inc.
40 Burton Hills Blvd., Suite 415
Nashville, TN 37215

> **Re: i3 Verticals, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted March 23, 2018**
> **CIK No. 0001728688**

Dear Mr. Daily:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

10. Segments, F-18

1.   We reviewed the revisions to your disclosure in response to comment 22. We are unable to compute the amount of processing margin presented in the table based on the definition in footnote (a). Please provide us with your calculation of processing margin for each year. This comment is also applicable to Note 16 on page F-54.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562, or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Attorney-Adviser, at (202) 551-7689, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: J. Page Davidson, Esq.
    Jay H. Knight, Esq.
    Bass, Berry & Sims PLC